111 West Monroe Street

Chicago, IL 60603

June 21, 2019

VIA EDGAR CORRESPONDENCE

Frank A. Buda, Esq.

Ken Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: First Trust Exchange-Traded Fund II, on behalf of First Trust FTSE
EPRA/NAREIT Developed Markets Real Estate Index Fund, a series of the Registrant

File No. 333-231299

Dear Mr. Buda and Mr. Ellington:

We received your oral comments via telephonic conference on May 20, 2019 and May 23, 2019 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund II, on behalf of First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund, a series of the Registrant (the “Fund” and together with First Trust Heitman Global Prime Real Estate ETF, the “Funds” and each a “Fund”) filed on May 8, 2019. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

Comment 1

Please file the Form of Proxy so the Staff can review it. Please note that the Form of Proxy must be filed as an Appendix and not an Exhibit to the Registration Statement.

Division of Investment Management

June 21, 2019

Response to Comment 1

The Registration Statement has been revised as requested.

Comment 2

First Question and Answer: Consider explaining this in plain English.

Response to Comment 2

The Registration Statement has been revised as requested.

Comment 3

Question and Answer: How will the Reorganization affect distribution rates?

Please delete the second sentence and consider deleting the entire Question and Answer as the Fund cannot predict future distributions based on past distributions.

Response to Comment 3

The Registration Statement has been revised as requested.

Comment 4

In the paragraph regarding principal differences in the Question and Answer on page 3, please clarify the discussion that PRME “has or may have” significant holdings in REOC’s, it being noted that the disclosure below says PRME “has” REOC holdings.

Response to Comment 4

The Registration Statement has been revised as requested.

Comment 5

Question and Answer: Will the Reorganization constitute a taxable event for PRME shareholders?

This Question and Answer discloses that PRME holders may receive a dividend prior to the Reorganization. Please revise to disclose that such a dividend may result in a taxable gain to shareholders if true.

Division of Investment Management

June 21, 2019

Response to Comment 5

The Registration Statement has been revised as requested.

Comment 6

First Page of Proxy/Prospectus – Second to last sentence regarding “FFR being expected to maintain a higher distribution rate than PRME”. Please delete this sentence.

Response to Comment 6

The Registration Statement has been revised as requested.

Comment 7

First Page of Proxy/Prospectus: - Add “aggregate net asset” in front of “value” in two places in first paragraph on page ii.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

Please clarify in third paragraph on page ii that purchases and sales of FFR shares can occur on any national securities exchange if true.

Response to Comment 8

The Registration Statement has been revised as requested.

Comment 9

Documents incorporated by reference on page ii: Please provide Securities Act of 1933 SEC file numbers for the prospectuses incorporated by reference.

Response to Comment 9

The Registration Statement has been revised as requested.

Division of Investment Management

June 21, 2019

Comment 10

Introduction: Much of this information describes proxy and voting mechanics. Item 3(b) of Form N-14 requires that the Synopsis appear at the beginning of the Prospectus immediately followed by the Risk Factors. Please move this proxy voting and mechanics information in the Introduction to follow the Synopsis and Risk Factors.

Response to Comment 10

The Registration Statement has been revised as requested.

Comment 11

Synopsis: Please add to the Synopsis a brief discussion and comparison of the two Fund’s performance records or explain in correspondence why that information is not a significant consideration. See Item 3(b) of N-14.

Response to Comment 11

The Registration Statement has been revised as requested.

Comment 12

Synopsis: Please revise the Synopsis to be a more concise presentation of all of the key information requested by Item 3(b) of Form N-14 followed immediately by the Risk Factors. Additional information should be presented elsewhere in the Prospectus as appropriate.

Response to Comment 12

The Registration Statement has been revised as requested.

Comment 13

Synopsis: first sentence. Please remove language regarding “qualified in its entirety by reference”. Information in the Prospectus must be accurate and cannot be qualified or otherwise disclaimed. The Registrant may refer to the other documents for “more complete information.”

Response to Comment 13

The Registration Statement has been revised as requested.

Division of Investment Management

June 21, 2019

Comment 14

Synopsis: Background and Reasons for Proposed Reorganization – last sentence regarding lower expense ratio of PRME

Please revise to state that “The total operating expenses on a net basis after the fee waivers and expense reimbursement are lower.” Please state that FFR’s total operating expenses could increase after the current expense limit terminates.

Response to Comment 14

The Registration Statement has been revised as requested.

Comment 15

Synopsis page 7 – Please either delete the sentence regarding Form N-PORT filings or clarify that the information that is available to the public is only the quarter-end filings.

Response to Comment 15

The Registration Statement has been revised as requested.

Comment 16

Synopsis page 7 – Remove the detailed disclosure regarding Fund’s Investment Objectives and the Capitalization Table from the Synopsis.

Response to Comment 16

The Registration Statement has been revised as requested.

Comment 17

Comparative Fees and Expense page 12 – third sentence of lead in paragraph:

Please add “until January 31, 2020” or “until January 31, 2021” if the fee agreement is extended until such date.

Response to Comment 17

The Registration Statement has been revised as requested.

Division of Investment Management

June 21, 2019

Comment 18

Fee Table – footnotes 1 through 4 – these footnotes are neither permitted nor required by Item 3 of Form N-1A, so please delete. Specifically, as to footnotes 1 and 2, the Registrant can move the information regarding brokerage commissions and charges to the explanatory narrative preceding the expense examples below. See Item 3, Instruction 1(e)(i).

Response to Comment 18

The Registration Statement has been revised as requested.

Comment 19

Fee Table – footnote 5 – The fee table may only include a fee waiver if the fee waiver agreement will be in effect for at least one year following the effectiveness of the Registration Statement. Please delete this footnote and the relevant line item in the table above. The Registrant may, however, discuss the fee waiver elsewhere in the Prospectus.

Response to Comment 19

The fee waiver has been extended until January 31, 2021 and therefore footnote 5 and the relevant line item in the Fee Table have been left in.

Comment 20

Footnote 5 – (if kept) – Please revise the recoupment language to clarify that repayments to the adviser can be made only if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both the expense cap in place at the time such amounts were waived and the Fund’s current expense cap.

Response to Comment 20

The Registration Statement has been revised as requested.

Comment 21

Risk Factors – General. Please revise so that the Risk Disclosure in response to Item 3(c) appears immediately after the Synopsis and before the Fee Table.

Response to Comment 21

The Registration Statement has been revised as requested.

Division of Investment Management

June 21, 2019

Comment 22

Risk Factors – In addition to the list of each Fund’s Principal Risks, please provide a brief narrative comparison of the risks per Item 3(c).

Response to Comment 22

The Registration Statement has been revised as requested.

Comment 23

Risk Factor – page 19 – Principal Risks of PRME

Clarify in heading that these are: “Principal Risks Exclusive to PRME”.

Response to Comment 23

The Registration Statement has been revised as requested.

Comment 24

C. Information about Reorganization – General

Please add “through January 2020 [or 2021 as applicable]” to the disclosure that “FFR is expected to maintain a lower total operating expense ratio than PRME.” Please also state that “Total operating expenses could increase after January 202[0] [1].”

Response to Comment 24

The Registration Statement has been revised as requested.

Comment 25

Registration Statement – The Staff notes that the Prospectus does not contain performance information for either the Target Fund or the Acquiring Fund. Please consider presenting this information in the Prospectus. If the Fund intends to incorporate such presentations by reference, please ensure that the presentations in each Fund’s prospectus includes the results as of the last calendar quarter (March 31, 2019). See Form N-1A Item 4(b)(ii).

Response to Comment 25

The Registration Statement has been revised as requested.

Division of Investment Management

June 21, 2019

Comment 26

D. Additional Information page 29.

Please revise the Synopsis to eliminate repetitive information that also appears here.

Response to Comment 26

The Registration Statement has been revised as requested.

Comment 27

Federal Tax Matters associated with an Investment in FFR page 35

Please clarify why this information is included here as the Acquiring Fund’s Prospectus is incorporated by reference.

Response to Comment 27

The Registration Statement has been revised to delete the Federal Tax Matters discussion here and rely instead solely on the incorporated information.

Comment 28

Attachment of Prospectuses and SAI for the Funds

Please attach only the Prospectus and SAI for the relevant Funds. Additionally, please delete the language regarding incorporation by reference of all of the unrelated funds’ financial statements.

Response to Comment 28

The Prospectuses and Statements of Additional Information for the Funds that are incorporated by reference into the Registration Statement have been removed from this filing of Amendment No. 1 to the Registration Statement per discussions with the Staff.

Comment 29

Part C: Please provide the undertaking required by Rule 484.

Response to Comment 29

The Registration Statement has been revised as requested.

Division of Investment Management

June 21, 2019

Comment 30

Please confirm that the Auditor’s consents are dated no more than 30 days prior to the effective date of the Registration Statement.

Response to Comment 30

The Auditor’s consents included in pre-effective Amendment No. 1 to the Registration Statement will be dated within 30 days of the expected effectiveness of the Registration Statement.

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

It appears that the September 30, 2018 annual report for the acquiring Fund that is incorporated in the filing will be older than 245 days before the filing is declared effective. Please file a pre-effective amendment that includes the March 31, 2019 financial statements and financial highlights.

Response to Comment 1

The pre-effective Amendment No. 1 to the Registration Statement incorporates by reference financial statements and financial highlights for the acquiring Fund as of March 31, 2019.

Comment 2

Federal Income Tax Consequences Section

Please disclose the amount of any capital loss carryforwards that are available for each Fund and whether those capital loss carryforwards are subject to expiration or limitation.

Response to Comment 2

The Registration Statement has been revised as requested.

Division of Investment Management

June 21, 2019

Comment 3

Federal Income Tax Consequences Section

Disclosures in the registration statement discuss portfolio repositioning that will result in transaction costs payable by the target Fund in advance of the reorganization of approximately $1,700. Please also disclose the following:

•	An estimate of the percentage of the target Fund’s portfolio that will be sold in connection with the portfolio repositioning; and
•	The estimated impact to shareholders regarding capital gain distributions including per share amounts.

Response to Comment 3

The Registration Statement has been revised as requested as well as to clarify that no capital gains distributions are expected prior to the reorganization.

Comment 4

Comparative Fees and Expenses Table

Please consider including the name or ticker symbol of the surviving Fund in the Pro Forma Combined column in the Comparative Fees and Expenses Table to be consistent with the Pro Forma column of the Capitalization table.

Response to Comment 4

The Registration Statement has been revised as requested.

Comment 5

Capitalization Table

Please update the Capitalization table with information as of a date within 30 days of the date of the filing of the registration statement.

Response to Comment 5

The Registration Statement has been revised as requested.

Comment 6

Accounting Survivor

Please confirm in correspondence that the acquiring Fund will be the accounting survivor.

Division of Investment Management

June 21, 2019

Response to Comment 6

The acquiring Fund confirms that it will be the accounting survivor subsequent to the Reorganization.

Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By: /s/ Jonathan A. Koff

  Jonathan A. Koff

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman